[LOGO OF ACERGY]


                      ACERGY S.A. - ANNUAL GENERAL MEETING

London, England - May 17, 2006 - Acergy S.A. (NASDAQ NM: ACGY; Oslo Stock
Exchange: ACY) held their Annual General Meeting of Shareholders of the Company on May 15, 2006 to consider business matters presented in the Notice to Shareholders dated April 3, 2006.

Items 1 to 8 on the agenda were decided in accordance with the Board's recommendations.

The required 50% quorum for item 9, a proposal to make certain changes to the Company's Articles of Incorporation, was not achieved.

The Board will consider calling for a second shareholders meeting to decide on this item 9. The proposed changes were circulated with the convening notices for the Annual General Meeting of May 15, 2006 and are also available from the Company upon request. In accordance with the Articles, at such second meeting there is no requirement for a quorum, however to approve the proposed changes a 2/3rd majority of the shares represented would be required.

Proxies which have been received would remain valid for the second meeting.

Shareholders of record on March 24, 2006 would be entitled to vote. Those shareholders who have not yet cast their votes, may do so by submitting the already distributed proxy card as instructed within the new deadline to be set by the Board.

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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.

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CONTACTS:
Deborah Keedy / Julian Thomson
Acergy S.A.
UK +44 1932 773767 or +44 1932 773764
US +1 877 603 0267 (toll free)
deborah.keedy@acergy-group.com
julian.thomson@acergy-group.com

www.acergy-group.com

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